UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on September 30, 2003

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X
108:

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On August 19, 2004, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on June 30, 2004. Attached is a summary of such consolidated financial information. The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

        THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2004, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Pages
Consolidated Financial Statements as of June 30, 2004	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended June 30, 2004

        THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

        In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

AES GENER S.A. and SUBSIDIARIES

Consolidated balance sheet as of June 30, 2003 and 2004

ASSETS	2004	2003	2004
	ThCh$	ThCh$	Th US$
Current assets
Cash	3,647,229	3,283,019	5,732
Time deposits	2,567,166	23,749,952	4,035
Marketable securities	5,115,300	7,312,106	8,039
Accounts receivable	39,266,435	36,249,979	61,711
Documents receivable	21,427	345,884	34
Miscellaneous accounts receivable	3,370,084	3,228,334	5,296
Accounts and documents receiv. from rel. companies	4,687,870	220,748,372	7,367
Inventories	11,572,047	13,349,331	18,186
Recoverable taxes	458,172	3,991,796	720
Prepayments	4,728,055	3,052,154	7,431
Deferred taxes	1,286,476	697,534	2,022
Other current assets	50,884,736	30,842,440	79,970

Total current assets	127,604,997	346,850,901	200,542

Property, Plant and Equipment
Land	8,207,856	8,422,385	12,899
Construction and infrastructure	755,388,318	805,740,883	1,187,158
Machinery and equipment	954,683,794	1,012,199,045	1,500,367
Other property, plant and equipment	9,076,457	7,772,080	14,264
Technical revaluation	37,595,672	42,508,954	59,085
Depreciation	(558,396,761)	(567,697,541)	(877,568)
Net Property, Plant and Equipment	1,206,555,336	1,308,945,806	1,896,205

Other Non - Current Assets
Investment in related companies	104,723,917	123,363,623	164,583
Investment in other companies	18,746,842	0	29,462
Goodwill	5,108,321	8,986,560	8,028
Negative goodwill	0	0	0
Long-term accounts receivable	7,928,281	9,093,976	12,460
Long-term receivables from related companies	3,349,405	3,889,395	5,264
Deferred long-term taxes	0	0	0
Intangibles	5,977,259	5,914,612	9,394
Amortization of intangibles	(4,452,996)	(4,188,975)	(6,998)
Other	51,029,635	59,304,319	80,197

Total other non-current assets	192,410,664	206,363,510	302,390

TOTAL ASSETS	1,526,570,997	1,862,160,217	2,399,137
AES GENER S.A. and SUBSIDIARIES Consolidated balance sheet as of June 30, 2003 and 2004	2004	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY	ThCh$	ThCh$	Th US$

Current Liabilities
Short-term bank liabilities	(4,416,744)	(8,514,998)	(6,941)
Short-term portion of long-term bank liabilities	(16,102,153)	(17,098,199)	(25,306)
Short-term portion of bonds and securities payable	(10,774,617)	(39,809,345)	(16,933)
Short-term portion of long-term liabilities	(561,616)	(12,040,454)	(883)
Dividends payable	(124,651)	(104,549)	(196)
Accounts payable	(47,621,309)	(40,258,690)	(74,841)
Documents payable	0	0	0
Miscellaneous accounts payable	(108,353)	(11)	(170)
Accounts and documents payable to rel. companies	(3,385,729)	(1,205,266)	(5,321)
Provisions	(6,680,445)	(6,744,667)	(10,499)
Withholdings	(1,143,473)	(881,395)	(1,797)
Income taxes payable	(240,743)	(1,060,845)	(378)
Anticipated income received	(19,704)	(379,100)	(31)
Deferred taxes	0	0	0
Other current liabilities	0	0	0
Total current liabilities	(91,179,537)	(128,097,519)	(143,296)

Long -Term Liabilities
Long-term bank liabilities	(217,341,247)	(219,830,668)	(341,570)
Bonds and securities payable	(340,764,822)	(640,438,707)	(535,541)
Documents payable	(496,292)	(1,097,117)	(780)
Long-term payables to related companies	0	0	0
Provisions	(9,520,853)	(24,209,935)	(14,963)
Deferred long-term taxes payable	(14,251,069)	(9,366,551)	(22,397)
Other	(12,373,779)	(21,344,888)	(19,446)
Total long-term liabilities	(594,748,062)	(916,287,866)	(934,698)

Minority Interest	(7,085,679)	(6,356,075)	(11,136)

Shareholders' Equity
Paid-in capital	(722,883,507)	(657,999,063)	(1,136,073)
Technical revaluation reserve	(5,595,817)	(7,237,990)	(8,794)
Share premium	(29,771,634)	(29,741,982)	(46,789)
Other reserves	(54,876,502)	(53,871,937)	(86,243)
Future dividends reserve	(5,334,355)	(25,777,603)	(8,383)
Retained earnings	(2,664,092)	(6,542,962)	(4,187)
Retained losses	0		0
Net income for the period	(12,431,812)	(30,247,220)	(19,538)
Interim dividends	0	0	0
Subsidiary development stage deficit	0	0	0
Total shareholders' equity	(833,557,719)	(811,418,757)	(1,310,007)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	(1,526,570,997)	(1,862,160,217)	(2,399,137)

AES GENER S.A. and SUBSIDIARIES Consolidated income statement as of June 30, 2003 and 2004
	2004	2003	2004
	ThCh$	ThCh$	Th US$

Operating results:
Operating revenue	189,760,955	190,281,606	298,226
Operating expense	(128,305,069)	(122,971,293)	(201,642)
Gross margin	61,455,886	67,310,313	96,583

Administration and sales costs	(9,081,292)	(8,969,092)	(14,272)

Operating income	52,374,594	58,341,221	82,311

Non-Operating results
Financial income	4,009,698	17,223,837	6,302
Share of net income of related companies	134,081	3,644,955	211
Other non-operating income	2,716,258	1,611,488	4,269
Share of loss of related companies	(1,745,422)	(766,904)	(2,743)
Amortization of goodwill	(256,832)	(385,572)	(404)
Financial expense	(31,634,255)	(30,639,622)	(49,716)
Other non-operating expenses	(10,379,009)	(11,518,319)	(16,312)
Price-level restatement	(574,983)	178,845	(904)
Foreign exchange variation	4,599,202	2,308,142	7,228

Non-operating income / (loss)	(33,131,262)	(18,343,150)	(52,069)

Income before income taxes and minority interest	19,243,332	39,998,071	30,243
Income taxes	(6,308,297)	(8,615,335)	(9,914)
Minority interest	(503,223)	(1,135,516)	(791)
Amortization of negative goodwill	0	0	0

Net income / (loss)	12,431,812	30,247,220	19,538

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED JUNE 30

	Current	Current	Current
	From 01.01.2004	From 01.01.2003	From 01.01.2004
	To 30.06.2004	To 30.06.2003	To 30.06.2004
	ThCh$	ThCh$	ThUS$
Cash Flow from operating activities
Collection of accounts receivable	201,125,979	189,592,641	316,087
Financial income received	3,742,447	1,103,715	5,882
Dividends and other distributions received	766,228	0	1,204
Other income received	5,885,226	3,533,287	9,249
Payment to suppliers and personnel	(113,930,587)	(86,010,515)	(179,052)
Financial expenses	(43,630,448)	(24,666,010)	(68,569)
Income tax payments	(545,562)	(364)	(857)
Other expenses	(5,498,132)	(7,193,537)	(8,641)
VAT and other similar payables	(12,312,168)	(11,709,836)	(19,350)
NET CASH PROVIDED BY OPERATING ACTIVITIES	35,602,983	64,649,381	55,953
Cash Flow from financing activities
Proceeds from issuance of shares	62,579,040	14,130	98,348
Borrowings from banks and others	61,013,832	0	95,888
Proceeds from issuance of bonds	249,402,171	0	391,957
Other borrowings from related companies	0	0	0
Others	572,366	0	900
Dividends paid	(58,069,295)	(10,944,255)	(91,261)
Capital decrease	0	0	0
Payment of loans	(28,025,251)	(18,149,551)	(44,044)
Payment of bonds	(477,849,963)	(13,546,023)	(750,982)
Payment of loans from related companies	0	0	0
Payment of costs associated with issuance of shares	0	0	0
Payment of costs associated with issuance of bonds	(24,877,853)	0	(39,098)
Other financing activities	0	(223,431)	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	(215,254,953)	(42,849,130)	(338,292)
Cash Flow from investing activities
Sales of property, plant and equipment	11,038	586,448	17
Sales of permanent investments	0	239,435	0
Sales of other investments	146,102	2,556,196	230
Proceeds from loans to related companies	179,380,774	13,632,570	281,912
Other investing activities	0	311,650	0
Acquisition of fixed assets	(6,497,525)	(4,293,812)	(10,211)
Payment of capitalized interest	(18,817)	(84,260)	(30)
Permanent investments	0	0	0
Investment in financial instruments	(869,273)	(6,765,340)	(1,366)
Loans to related companies	(2,515,005)	(14,001,343)	(3,953)
Other investing activities	(1,722,894)	(66,853)	(2,708)
NET CASH USED IN INVESTING ACTIVITIES	167,914,400	(7,885,309)	263,892
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,737,570)	13,914,942	(18,447)
Price-level restatement of cash and cash equivalents	7,510,986	(1,313,926)	11,804
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,226,584)	12,601,016	(6,642)
Cash and Cash equivalents at beginning of period	57,626,078	40,441,803	90,564
CASH AND CASH EQUIVALENTS AT END OF PERIOD	53,399,494	53,042,819	83,922

	Current	Current	Current
RECONCILIATION BETWEEN NET INCOME FOR	From 01.01.2004	From 01.01.2003	From 01.01.2004
THE PERIOD AND NET CASH FLOW PROVIDED	To 30.06.2004	To 30.06.2003	To 30.06.2004
BY OPERATING ACTIVITIES	ThCh$	ThCh$	ThUS$

Net income	12,431,812	30,247,220	19,538

Sales of Assets	(60,632)	(582,701)	(95)
Gain on sales of property, plant and equipment	(60,632)	(582,701)	(95)
Gain on sales of investments	0	0	0
Loss on sales of investments	0	0	0
Gain on sales of others assets	0	0	0

Adjustments to reconcile net income to
net cash provided by operating activities	28,104,425	28,294,410	44,169
Depreciation	23,182,828	24,499,043	36,434
Amortization of intangibles	1,674,654	485,601	2,632
Provisions and write-offs	1,846,239	7,679,450	2,902
Participation in net income of related companies	(134,081)	(3,644,955)	(211)
Participation in net loss of related companies	1,745,422	766,904	2,743
Amortization of goodwill	256,832	385,572	404
Amortization of negative goodwill	0	0	0
Price-level restatement	(211,628)	(178,845)	(333)
Exchange difference	(3,812,591)	(2,308,142)	(5,992)
Other credits to income that do not represent cash flow	(2,166,752)	(1,189,260)	(3,405)
Other debits to income that do not represent cash flow	5,723,502	1,799,042	8,995

Change in operating assets	2,440,939	(5,142,996)	3,836
Increase in accounts receivable	(12,717,201)	1,091,215	(19,986)
Increase in inventories	139,280	8,469,436	219
Decrease in other assets	15,018,860	(14,703,647)	23,603

Change in operating liabilities	(7,816,784)	10,697,932	(12,285)
Increase (decrease) of accounts payable to related companies	(1,210,035)	(4,874,411)	(1,902)
Increase (decrease) of interest payable	(13,385,550)	5,422,286	(21,037)
Increase (decrease) net of income taxes payable	8,212,019	10,152,260	12,906
Increase in other accounts payable related to non-operating results	(98,678)	15,959	(155)
Increase (decrease) of VAT and other similar payables	(1,334,540)	(18,162)	(2,097)

Minority interest in net income	503,223	1,135,516	791

Net cash provided by operating activities	35,602,983	64,649,381	55,953

Management's Discussion & Analysis of AES Gener S.A.'s

Consolidated Financial Statements for the period ended June 30, 2004

The following section analyzes the consolidated financial statements of AES Gener S.A. ("AES Gener") for the period ended June 30, 2004 and explains the most significant changes that have occurred with respect to same period infor the prior year. It also provides a summary of the information contained in the financial statements. All currency amounts are expressed in constant Chilean pesos at June 30, 2004, purchasing power, therefore, all comparisons refer to real changes between that date and June 30, 2003.

Our assets and liabilities have been valued and presented according to standards and accounting criteria explained in detail in the respective notes to our consolidated financial statements.

  Summary

  AtFor the period ending June 30, 2004, the Company obtained net income of Chof Ch$12,432 million (US$ 19.5 million), while during the first half of the year 2003 net2003 net income was Chwas Ch$ 30,247 million (US$ 47.5 million. ). This variation is due to the decrease of Ch$14,788 million pesos in non-operating income results and a reduction of Ch$ 6,107 million pesos in operating income, that was partially offset by lower taxes and minority interest of Ch$income that was partially offset by lower taxes and minority interest of Ch $5,966 million.

  Comparative Analysis and Explanation of the Principal Observed Trends

    Liquidity
		June	June
Liquidity		2004	2003
Current assets/current liabilities	(times)	1.40	2.71
Adjusted liquidity ratio	(times)	0.12	0.27

    The liquidity ratio decreased from 2.71 to 1.40 due to a 63% decrease of: i) 63% (Ch$219,246 million) in current assets of Ch$219,246 million (US$ 344.6 million) as a result of a decrease of Ch$216,061 million (US$ 339.6 million) in documents and accounts receivable from related companies associated with the payment of an intercompany account receivable made by our parent company Inversiones Cachagua Ltda. in February 2004, a portion of the funds from which were used to pay the tender offer for the Yankee Bonds and convertibles Convertibles bondsBonds, and ii)offset by a 29% (Ch$ 36,918 million) in current liabilities, mainly due to the financial restructuring process that reduced the short term portion of both AES Gener's public debt obligations and those of its subsidiaries TermoAndes and InterAndes.

    The adjusted liquidity ratio, which estimates the relationship between available resources, long term deposits and marketable securities with current liabilities decreased principally as a result of the reduction in time deposits and increase in marketable securities for a total of Ch$23,015 million, as well as the decrease in term deposits by subsidiaries Electrica Santiago and Energia Verde. It should be noted that this indicator does not consider the item other current assets which includes an investment of Ch$42,392 million in repurchase agreements.

    Indebtedness

		June	June
Indebtedness		2004	2003
Total liabilities / Equity	(times)	0.82	1.29
Current liabilities / Total liabilities	(times)	0.13	0.12
Long term liabilities /Total liabilities	(times)	0.87	0.88
Total liabilities	(million)	685,928	1,044,385
Coverage financial expenses	(times)	1.61	2.31

    The ratio between total liabilities and equity decreased in part as a consequence of a net increase of Ch$22,139 million in equity due to the capital increase carried out in May and June 2004 (Ch$68,884 million), which was offset by lower retained profits (Ch$42,138 million) as a result of lower net income in the first half of 2004 and the dividend paid in February 2004. In addition, Ttotal liabilities decreased by Ch$364,479358,458 million (US$ 563.3 million) as a result of amortizations made during 2003 and the first semester of 2004, and a the decrease in public obligationsdebt due which resulted fromto the early redemption of the AES Gener's Yankee Bonds and convertible Convertible bonds Bonds and TermoAndes and InterAndes' notes.

    Short- term liabilities showed a net decrease of Ch$36,918 million explained by the reduction of: 1) Ch$29,035 million in public obligations related to the redemption of subsidiaries TermoAndes and InterAndes' notes which was financed with both a new syndicated credit facility and cash resources; 2) Ch$11,479 million in long term obligations with a one year maturity period related to Electrica Santiago's customs duties (Ch$5,556) and the maturity repayment of AES Gener's subsidiary Energy Trade's debt with Morgan Stanley (Ch$5,923); 3) Ch$4,849 million in liabilities with financial institutions associated withrelated to the final amortization of AES Gener's subsidiary Energy Trade's debt with ABN Amro; and 4) Ch$1,098 million in other current asset liability accounts. These variations were offset by the increase of: 1) Ch$7,363 million in accounts payable; and 2) Ch$2,180 million in documents and accounts receivable from related companies.

    Long-term liabilities registered a net decrease of 35% decrease (equivalent to Ch$321,540 million) due to a reduction of: 1) (1) Ch$299,674 million in bond and securities obligations, as a result of early redemption of the convertible Convertible bBonds (Ch$335,27 million), part a portion of the Yankees bonds Bonds (Ch$108,824 million or US$ 171 million), and TermoAndes and InterAndes' notes (Ch$105,579 million or US$ 165.9 million) and lower obligations in pesos due to the transfer of a portion part of Electrica Santiago's bonds to short-term liabilities (Ch$7,562 million)), , although the decrease in this account was partially offset by the issuance of a new international bond for US$400 million (Ch$254.520 million) in March 2004; (2) Ch$14,589 million in lower provisions principally related to the convertible Convertible bBond redemption which was executed during the first half of 2004; 3) Ch$2,489 million in bank and financial liabilities, primarily related to the amortization of Chivor's loan with a syndicate of banks led by Bank of America, which was offset by the new syndicated loan to AES Gener; and (4) other accounts totaling Ch$9,572 million, principally associated with lower long-term obligations by subsidiaries Norgener and Electrica Santiago. The decrease in the above-mentioned long-term liabilities was partially offset by an increase of Ch$4,885 million associated with deferred taxes.

    Financial expense coverage decreased primarily as a result of the reduction of Ch$20,755 million in income before taxes and the increase of Ch$995 million in financial expenses.

    Activity
		June	June
Capital		2004	2003
Shareholders' equity	(million)	833,558	805,398
Net property, plant and equipment	(million)	1,206,555	1,308,946
Total assets	(million)	1,526,571	1,862,160

    Results

		June	June
Results		2004	2003
Operating revenue	(million)	189,761	190,282
Operating costs	(million)	(128,305)	(122,971)
Operating income	(million )	52,375	58,341
Financial expenses	(million )	(31,634)	(30,640)
Non-operating income	(million )	(33,131)	(18,343)
R.A.I.I.D.A.I.E. (1)	(million )	15,476	37,897
E.B.I.T.D.A. operational (2)	(million )	77,232	83,326
Gain (loss) from the period	(million)	12,432	30,247

(1) Corresponds to the following entries in the income statement: results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

(2) Corresponds to the following entries in the income statement: operating income, plus depreciation for the period and the amortization of intangible assets for the period.

Operating Revenue

At For the six months ending June 30, 2004, AES Gener's consolidated operating revenue totaled Ch$189,761 million (US$ 298.2 million), Ch$521 million lower than the revenue of Ch$190,282 million (US$ 299 million) recorded during the first half of 2003. This decrease is mainly due to lower sales revenue of Ch$ 3,904 million from Colombian subsidiary Chivor, a reduction in fuel, service and other revenue of Ch$3,845 million, lower spot market (CDEC) revenue of Ch$1,903 million and lower sales to unregulated customer Minera Escondida Ltda. (Escondida) of Ch$1,030 million. These effects were offset by higher revenue of Ch$8,255 million from regulated customers Chilectra and Chilquinta and from additional energy and capacity sales to other clients of Ch$1,907 million.

The contribution to total sales in the different markets where the AES Gener group operates was as follows: SIC (49%), SING (22%), Colombia (21%), fuel sales and technical services to third parties (7%).

The distribution of physical energy sales expressed in GWh at June 2004 and 2003 was as follows:

	2003		2004
SIC	3,639	46%	3,206	43%
SING	1,337	17%	1,374	19%
Mandatory sales to distribution companiesR.M. 88/2003 sales	77	1%	74	1%
Colombia	2,791	36%	2,746	37%
Total	7,845		7,400

Sistema Interconectado Central (SIC):

Physical sales of electricity in the SIC during 2004 increased by 13% from 3,280 GWh at for the six months ending June 30, 2003 to 3,717 GWh for the six months ending at June 30, 2004 as a result of higher sales to regulated clients (increase of 344 GWh) and the CDEC-SIC (increase of 121 GWh) that offset the lower level of sales to unregulated clients (increase of 28 GWh), principally due to expiration of the contract with HidroElectrica Guardia Vieja.

Revenue generated by the electricity business sales in the SIC increased by to Ch$93,432 million, which is Ch$10,656 million higher than the Ch$82,776 million registered during the first half of 2003. This increase is mainly explained by higher energy sale revenue of Ch$10,173 million as a consequence of higher physical energy sales, of which increased by 445 GWh, at an average price 4% higher than in the same period in 2003. In the first half of 2003, energy sale revenue totaled Ch$57,774, compared to Ch$67,947 in the first half of 2004. Capacity sale revenue increased by Ch$483 million from Ch$25,002 million to Ch$25,485 million from the first half of 2003 to the first half of 2004, respectively, as explained by the increase of 275 MW in physical capacity sales which offset the 2.8% decrease in the average sale price.

Sistema Interconectado del Norte Grande (SING):

Physical energy sales in the SING during the first six months of 2004 decreased by 2,.7% from 1,374 GWh at June 30, 2003 to 1,337 GWh at June 30, 2004 as a result of lower sales to the CDEC-SING (decrease of 68 GWh) which was partially offset by higher sales to the Zaldivar, Lomas Bayas and Escondida mining companies (increase of 30 GWh).

Revenue generated by AES Gener and Norgener's operations in the SING decreased Ch$3,428 million from Ch$45,161 million at for the six months ending June 30, 2003 to Ch$41,734 million for the six months ending at June 30, 2004. This variation is explained mainly by the decrease in capacity sale revenue of Ch$4,634 million and was offset by an increase in energy sale revenue of Ch$1,207 million. Capacity sale revenue decreased, when compared to the first half of 2003, as a result of higher revenue from the firm capacity settlement which was received during February 2003 of Ch$2,382 million and lower capacity sale revenue in the first half of 2004 of Ch$2,252 million associated with the reduction in the average sale price, despite the increase of 195 MW in the volume sold. The increase in energy sales is due to a higher average sale price, offset by a reduction in the amount sold equal to 37 GWh.

In summary, revenue from the Chilean electric sector increased by Ch$7,228 million from Ch$127,937 for the six months endingat June 30, 2003 to Ch$135,165 million for the six months endingat June 30, 2004.

Sistema Interconectado Nacional Colombiano (SIN):

Chivor's revenue in the first half of 2004 decreased by Ch$3,904 million from Ch$44,270 million to Ch$40,366 million as a consequence of lower contract and frequency regulation sales equal to Ch$ 8,133 million compared to the first six months of 2003, offset by higher sales in the spot market of Ch$4,229 million. Additionally, physical energy sales in the first half ofat June 30, 2004 increased by 45 GWh with respect to sales in the same period in 2003, principally due to higher spot market sales at lower average prices. In Colombian pesos, the average contract sale price increased by 11% from Col$73/kWh (US$25.1/MWh) to Col$81/kWh (US$29.8/MWh) and the average spot price decreased from Col$72/kWh (US$24.9/MWh) to Col$66/kWh (US$24.6/MWh)by 8% during the first half of 2003 and 2004, respectively.

Other Business:

Revenue from other business for the six months ending June 30, 2004 was Ch$14,230 million, representing a decrease equal to Ch$3,845 million with respect to the level of Ch$18,075 million recorded for the six months ending as of June 30, 2003, which is explained in part by lower coal sales of Ch$2,687 million as a result of a reduction of 137 thousand metric tons sold to Electrica Guacolda. This related company purchased coal directly from suppliers during 2004, while in 2003 it determined fuel purchases through bid processes, some of which were awarded to AES Gener. Additionally, also contributing to lower revenue from other business revenue were lower gas sales to third parties of Ch$1,055 million and lower steam sales of Ch$1,344 million, partially offset by higher revenue of Ch$ 1,065 million related to additional coal sales to third parties, equivalent to 91 thousand metric tons, and higher revenue from other items in the amount of Ch$176 million.

Operating Costs

The proportion of fixed and variable operating costs with respect to total operating costs is shown in the following table:

	January - June (Million Ch$)
	2004		2003
Variable operating costs	97,209	76%	89,291	73%
Fixed operating costs	31,097	24%	32,947	27%
TOTAL	128,305	100%	122,238	100%

At For the six months ending June 30, 2004, operating costs increased by 4.3% (Ch$ 5,334 million) principally as a result of the increase in costs associated with fuel consumption, energy capacity purchases and transmission system tolls, which were partially offset by lower costs related to capacity energy purchases, fuel sales and other operating costs.

Variable Costs

Variable costs increased by Ch$7,382 million, as explained by the increase in: (1) fuel consumption of Ch$17,310 million associated with higher generation from AES Gener and its subsidiaries' thermoelectric plants, which is composed of Ch$15,645 million in higher coal consumption and Ch$1,665 million in higher other fuel costs; (2) capacity purchases of Ch$1,994 million; and (3) transmission costs of Ch$1,616 million. This increase was partially offset by lower energy purchases of Ch$9,583 million, fuel sale costs of Ch$3,167 million and other cost reductions of Ch$788 million.

Chile

The Company's energy purchase costs in the first half of 2004 in Chile decreased by Ch$3,178 million compared to the same period in the previous year. In the SIC, the decrease was Ch$2,726 million due to a reduction in the quantity purchased of 625 GWh, although the average purchase price was 86% higher, primarily explained by lower hydroelectric supply in the first half of 2004 and lower gas availability due to Argentine gas curtailments. In the SING, energy purchase costs decreased by Ch$452 million due to a reduction of 110 GWh in the quantity purchased, although the average purchase price was 24% higher than during the first half of 2003.

The Company's capacity purchase costs in Chile increased by Ch$ 1,994 million. In the SIC, these costs increased by Ch$1,564 million when compared to the same period in 2003, as a consequence of the firm capacity settlement received in February 2003 of Ch$ 1,057 and higher capacity purchases the first half of 2004 of Ch$ 507 million, as a result of a 343 MW increase in the quantity purchased, despite a reduction of 15% in the average purchase price. In the SING, capacity purchases increased by Ch$430 million due to the effect of lower costs in 2003, resulting from the firm capacity settlement received in February 2003 of Ch$ 595 million by subsidiary Norgener. However, excluding this capacity settlement effect in the SING, capacity purchase costs decreased by Ch$165 million as a result of a reduction of 50 MW in the quantity purchased.

With regard to Electrica Santiago, Argentine natural gas restrictions decreased gas supplies to this subsidiary causing a reduction in generation of 105 GWh in the second quarter of 2004 as compared to the same period in 2003, even though in the first quarter of 2004 generation was 189 GWh higher than in the same period in 2003. Electrica Santiago's natural gas costs decreased by Ch$1,559 million and but were offset by higher diesel-oil costs of Ch$1,015 million. Additionally, this subsidiary's fuel costs decreased from Ch$15,645 million in for the six months ending June 30, 2003 to Ch$15,146 at for the same period inJune 2004. However, its energy purchase costs increased by Ch$4,510 million. This increase was partially offset by extraordinary income of Ch$3,152 million as a result of the settlement agreement reached between Electrica Santiago and General Electric related to the termination of the construction contract between the parties.

Thermoelectric generation by AES Gener and its Chilean subsidiaries totaled 3,576 GWh during the first half of 2004 as compared to 2,898 GWh during the same period of the previous year. This increase in generation is due to lower hydrological reserves and lower gas availability during the first half of 2004. AES Gener and its subsidiaries' total generation (thermoelectric and hydroelectric) in the SIC was 3,269 GWh, of which 2,454 GWh was from thermoelectric facilities. In the first half of 2003, total generation was 2,620 GWh, of which 1,885 GWh was from thermoelectric facilities. In the SING, for the six months ending as of June 30, 2004, AES Gener's subsidiaries' generation totaled 1,122 GWh compared with 1,013 GWh in the first half of year 2003.

Colombia

Variable In the first half of 2004, variable operating costs decreased by Ch$5,537 million, from Ch$22,541 million to Ch$17,004 million principally as a result of the decrease in energy purchase costs of Ch$6,405 million, driven by lower energy purchases of 358 GWh and an average energy price in Colombian pesos approximately 6% lower than in the same period in 2003. Costs related to frequency regulation and other services increased by Ch$541 million.

Generation during the first half of 2004 was 1,792 GWh as compared to 1,475 GWh during the same period of 2003. This increase in generation resulted from the application of an improved commercial policy for managing Chivor's reservoir.

Fixed Costs

Fixed costs decreased by Ch$1,908 million from Ch$33,145 million for the six months endingat June 30, 2003 to Ch$31,237 million at in the same period inJune 2004, mainly due to lower depreciation costs as a result of a lower exchange rate effect related to foreign subsidiaries' costs.

Administrative and Sales Expenses

Administrative and sales expenses increased by Ch$112 million from Ch$8,969 million for the six months endingat June 30, 2003 to Ch$9,081 million at in the first half of June 2004. This increase principally results from higher wages, social benefits, taxes and other costs that in the aggregate amounted to Ch$1,230 million, which was partially offset by lower insurance, third party services, computer systems and communication costs together totaling Ch$1,117 million.

Operating Income

At For the first half of June 30, 2004, AES Gener reported positive consolidated operating income of Ch$52,375 million which was Ch$5,967 million lower than the consolidated amount of Ch$58,341 million recorded in the first half of 2003. This difference is principally explained by the impact related to the higher dispatch of AES Gener and its subsidiaries' thermoelectric plants which significantly increased fuel consumption costs.

Non-Operating margin

Non-operating income

	January - June (Million Ch$)
	2004	2003
Financial income	4,010	17,224
Other non-operating income	2,716	1,611
Total non-operating income	6,726	18,835

Non-operating income for the first half of 2004 decreased by Ch$12,109 million with respect to the value amount recorded at for the first six months ending June 30, 2003. This variation is explained principally by lower financial income of Ch$13,214 million related to the accrual of interest on an intercompany account receivable between AES Gener and its parent company, Inversiones Cachagua Ltda., which was repaid on February 27, 2004. Offsetting this decrease was higher non-operating income of Ch$1,105 million as result of higher other non-operating income from subsidiary Energy Trade and higher income from forward agreements in the amount of Ch$360 million.

Non-operating expenses

	January - June (Million Ch$)
	2004	2003
Financial expenses	31,634	30,640
Other non-operating expenses	10,379	11.,518
Total non-operating expenses	42,013	42,158

Financial For the first six months ending June 30, 2004, financial expenses increased by Ch$995 million with regardas compared to thethe same period in the prior year due to higher costs of Ch$5,732 million associated with the interest rate swap held by subsidiaries TermoAndes and InterAndes which was terminated as part of the new long-term syndicated credit agreement executed to refinance the indebtedness of these subsidiaries. This increase was offset by a reduction in other financial expenses of Ch$4,737 million.

Non-operating expenses in the first half of 2004 were Ch$1,139 million lower with regardcompared to the first half of 2003. This reduction is mainly due to lower losses from forwards and swaps of Ch$3,567 million and lower losses related to the Company's investment in Chivor of $1,182 million. The lower losses mentioned above were offset by an increase in the amortization cost of Ch$2,446 million associated with the placement expenses of the new senior notes issued by the Company in March 2004.

Investment in related companies

	January - June (Million Ch$)
	2004	2003
Gains from investment in related companies	134	3,645
Loss from investment in related companies	(1,745)	(767)
Amortization of goodwill	(257)	(386)
Total gains (losses) from investment in related companies	(1,868)	2,492

The contribution from investments in related companies was Ch$4,361 million lower, principally as a result of negative variations in the net income of Itabo and Guacolda and the different accounting criteria applied to our investments in Gasoducto GasAndes and Gasoducto GasAndes Argentina, which is explained below.

At For the first six months ending June 30, 2004, Guacolda registered a net loss of Ch$3,481 million which negatively compares with positive net income recorded at in the first half ofJune 2003 in the amount of Ch$6,396 million. This negative variation in operating income of Ch$3,677 million is mainly due to lower energy and capacity revenue of Ch$2,860 million and higher fuel consumption costs of Ch$884 million, which was not fully compensated by higher transmission and other revenue. Additionally, the loss associated with non-operating income increased from Ch$1,435 million at for the six months ending June 30, 2003 to Ch$9,593 million at Junein the first half of 2004, as a consequence of a higher exchange rate effect.

Itabo, which is located in the Dominican Republic and in which AES Gener has 25% ownership participation, registered positive net income of Ch$411 million for the six months ending at June 30, 2004, as compared with a Ch$3,053 million loss at in the first half ofJune 2003. This variation is a result of an increase in non-operating income of Ch$4,365 million, primarily resulting from a positive exchange rate effect of Ch$4,992 million. Partially offsetting this increase was a reduction in operating income of Ch$169 million.

At June 2004, aAs a result of an accounting change implemented on January 1, 2004, by the Chilean Superintendency of Securities and Insurances in Circular 1,697 with respect to the in the criteria used to account for equity-method investeesinvestments, AES Gener's 13% ownership in related companies Gasoducto GasAndes and Gasoducto GasAndes Argentina, was not no longer recorded under the equity-method of accounting at for the six months ending June 30, 2004. This new rule increased the minimum ownership requirement for classifying investments under the equity-method from 10% to 20% and as a consequence, at June 2004 these investments were reclassified to investments in other companies.

Minority Interest

Minority interest decreased by Ch$632 million primarily due to an investment adjustment in subsidiary Electrica Santiago in which AES Gener has 90% ownership participation.

Price-level Restatement and Exchange Rate Differences

The price-level restatement generated losses of Ch$754 million, compared with profits gains obtained in 2003 of Ch$179 million. The CPI factor applied for the first half of 2004 was 0.8% as compared to a factor of 1.1% for the first half of 2003.

Exchange rate differences generated a positive effect of Ch$4,599 million at June 2004 compared with a positive effect of Ch$2.308 million recorded at June 2003. This increase is principally due to a nominal devaluation of the Chilean peso of 7,2% between the closing of fiscal yearDecember 31, 2003 and June 30, 2004, as compared with a nominal devaluation of 2,7% for the period from January to June 2003.

Income Tax

The negative effect in iIncome tax improved was reduced from a loss of Ch$8,615 million in for the six month period ending June 30, 2003 to a loss of Ch$6,308 million in the first half of June 2004 as a result of a lower tax effect on assets and liabilities as a result of deferred taxes for the period.

Net Income

At For the six months ending June 30, 2004, the Company recorded net income of Ch$12,432 million, while in the same period of the prior year it recorded net income of Ch$30,247 million. The principal variations are related to lower financial income associated with the intercompany account receivable with our parent company Inversiones Cachagua Ltda. which was repaid in February 2004 and higher costs as a result of the increase in thermoelectric facilities' fuel consumption. Additionally, the positive effect of the Company's financial restructuring process, was offset by higher extraordinary costs also related to the restructuring which were recorded during the first half of 2004.

e. Yield
		June	June
Profitability		2004	2003
Return-on assets (1)	(%)	0.68	1.60
Return-on-equity (1)	(%)	1.41	3.89
Yield of operating assets(2)	(%)	4.17	4.36
Net income/Share (3)	(pesos)	2.03	5.37

  Return-on-assets and return-on-equity are calculated considering net income at for the six months ending June 30 of each year.

  Operating assets included in this indicator are total fixed assets.

  Net profit per share at for the six months ending June 30, 2004 and June 30, 2003 was calculated considering the number of paid-in shares on each date.

Return-on-assets profitability decreased as a result of lower net income of Ch$12,432 million registered in for the first half ofJune 2004 (Ch$12,432 million) , as compared with net income of Ch$30.,247 million in for the same period in 2003. Return-on-equity also decreased as a result of the lower level of net income in 2004.

The operating assets ratio decreased due to a reduction of Ch$5,967 million in the Company's operating income, primarily explained by the reduction in the operating margin as a result of lower operating income (Ch$521 million) and an increase in operating costs (Ch$5,334 million).

The decrease in net income per share is explained by lower net income and the 714 million increase in shares as a result of the capital increase effectuated between May 20, 2004 and June 19, 2004.

  Analysis of differences between book values, market and/or economic values of principal assets

  Fixed assets decreased by Ch$102,390 million mainly due to the variation in exchange rates and this effect on the assets of AES Gener's TermoAndes, InterAndes and Chivor assetssubsidiaries. These companies record their assets in US dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants, which stipulates that investments that are not an extension of the parent company's activities and are located in unstable countries are to be accounted for in US dollars.

  Current assets decreased significantly due to the repayment of the intercompany account receivable by the our parent company, Inversiones Cachagua Ltda. and the February 2004 dividend payment (US$ 94 million) and other payments made during the financial restructuring process, including early redemption of the cConvertible bonds Bonds and a large part of the Yankee bBonds.

  Additionally, other assets as of June 30, 2004, decreased by Ch$13,953 million relative to the June 30, 2003 amounts as a consequence of a reduction of: 1) Ch$18,640 million in equity method investments explained by lower net income obtained during the first half of 2004; 2) Ch$8,275 million in other assets associated with the trust account deposits maintained until April 2004 as required under the TermoAndes and InterAndes credit agreements; 3) Ch$3,878 million related to lower investments associated with Guacolda and Electrica Santiago; 4) Ch$540 million in long term accounts receivable; and 5) Ch$1,367 million in various other assets. These reductions were compensated partially offset by the increase of Ch$18,747 million in investments in other companies associated with Gasoducto GasAndes, Gasoducto GasAndes Argentina and CDEC-SIC.

  The Company's assets are valued according to general accepted accounting principles in Chile and the instructions set forth by the Superintendency of Securities and Insurance. Based on present conditions, our management believes that the economic value of Chivor and TermoAndes and InterAndes is lower than their respective book values. In the case of Chivor, this is in part a consequence of the regulatory changes which have considerably reduced revenue as well as electricity price restrictions and the relatively low growth in electricity demand in Colombia. In the case of TermoAndes and InterAndes, , the principal reasons are the overcapacity in the Chilean northern system and the dispatch restrictions imposed by the CDEC-SING. Nevertheless, in both cases, there is no evidence that the operation of these companies will permanently produce revenue insufficient to cover all of their costs, including fixed asset depreciation. Under these circumstances and in virtue ofaccordance with that established in Technical Bulletin No. 33, paragraph 25 and Technical Bulletin No. 64, paragraph 47, no adjustment to the book value of the above-mentioned assets has been made.

  Analysis of the most significant variations which occurred during the period in the markets in which the Company participates and in competition and market share.

Market:

AES Gener's generation activity in Chile is fundamentally developed through two main electrical systems, the Sistema Interconectado Central (SIC), covering from the southern portion of Region II to Region X, and the Sistema Interconectado del Norte Grande (SING), covering from Region I into part of Region II.

SIC: During the period January-June 2004first half of 2004, electricity sales in the SIC increased by 7.6% as compared with a 6.1% increase in the same period in 2003. The average marginal cost in US dollars in the first half of 2004 was 40.1 mills/kWh versus 16.6 mills/kWh in the same period last year. This increase is explained principally by lower hydroelectric supplies during the first few months of the year at the beginning of the rainy season and lower availability dispatch of natural gas-fired plants due to Argentine natural gas restrictions. The average marginal cost in pesos was 24.8 Ch$/kWh compared with 11.9 Ch$/kWh in the same period of the prior year.

SING: The increase in demand for electric energy in the SING during the first half of 2004 period January - June 2004 was 5.8%, while during the same period January - June in 2003 energy sales increased by 9.4%. The average price during the first six months of 2004 was 27.6 mills/kWh, which is higher than the average marginal cost of 16.3 mills/kWh in the same period in 2003, primarily as a result of lower dispatch of the system's natural gas-fired plants caused by Argentine natural gas restrictions. The average marginal cost in pesos was of 17.4 Ch$/kWh compared with 10.6 Ch$/kWh in the same period in 2003.

Colombia: Chivor is one of the principal generators in the SIN. During the first half of 2004period January - June 2004, electric demand in the SIN increased by 3% with respect to the prior year. As a result of higher hydroelectric availability in the period, average spot prices in Colombian pesos decreased to Col$66.4/kWh (24.6 mills/kWh) in the first half of 2004, as compared with Col$72.2/kWh (24.9 mills/kWh) during the same period in 2003.

Competition and Market Share:

During the first six months of 2004, generation from AES Gener's plants (4,690 GWh) in the SIC, including Guacolda, was higher compared with the same period in 2003, due to higher marginal costs in the system and an increase in demand in the SIC (1,236 GWh). At JuneIn the first half of 2004, AES Gener and its related companies, including Guacolda, provided 26% of the SIC's total generation, while during the same period in 2003 this contribution was 21%.

In the SING, total net generation increased by 5.8% and AES Gener's related companies (Norgener and TermoAndes) provided 19.7% of total generation which is significantly higher than theversus 18.8% registered in the first half of 2003.

In Colombia, Chivor's sales represented 12% of total demand for electricity in Colombia in the six months ending June 30, 2004, compared to 11% recorded in the first half of 2003. This increase was generated as a result of higher availability of hydroelectric resources which permitted Chivor to increase its sales in the spot market.

V. Description and analysis of the principal components of net cash flows provided by operating, investment and financing activities in the corresponding period.

At In the six month period ending June 30, 2004, total net cash flow was a negative at Ch$11,738 million, while in the six months ended June 30, 2003, it was a positive at Ch$13,915 million. This difference of Ch$25,653 million between the two periods relates to the financial restructuring process carried out by the Company which included repayment of the intercompany account receivable parent company Inversiones Cachagua Ltda., the early redemption of the convertible Convertible Bbonds, a significant part portion of the Yankee bonds Bonds and the issuance of US dollar senior notes with maturity in 2014, AES Gener's capital increase and the refinancing of subsidiaries' TermoAndes and InterAndes indebtedness.

Operating activities generated a positive cash flow of Ch$35,603 million, Ch$29,046 million less than that obtained during the first half of 2003 of Ch$64,649 million, which is explained by: 1) Ch$27,920 million more in payments to suppliers; 2) Ch$18,964 million associated with higher interest paid during the period related to the early debt redemptions; and 3) Ch$1,147 million in other operating activities. These outflows were partially offset by higher revenue of: 1) Ch$11,533 million from collections from sales accounts receivable; 2) Ch$2,639 million in financial revenue; 3) Ch$2,352 million in other revenue; 4) Ch$1,695 million in lower expenses; and 5) Ch$766 million in dividends received.

Financial activities during the first half of 2004 generated a negative cash flow of Ch$215,255 million compared with the negative flow of Ch$42,849 million in the same period of 2003. The difference of Ch$172,406 million is explained primarily by: 1) higher payments to the publicdebtholders of Ch$464,304 million as a result of the early redemption of AES Gener's convertible Convertible bonds Bonds and a significant portion of the Yankee bonds Bonds, as well as TermoAndes and InterAndes' notes; 2) Ch$47,125 million in higher dividend payments in February 2004 related to the distribution of 100% of the net income from the previous fiscal year plus part of retained profits, while at June 2003, only 30% of the previous year's net income was distributed; 3) Ch$24,878 million of expenses associated with the placement of US$400 million in senior notes; and 4) Ch$9,876 million in higher loan payments. The negative financial cash flow was partially offset by the following: 1) Ch$249,402 million in higher public liabilities arising from the placement of US$400 in senior notes in international markets; 2) Ch$62,565 million in the placement of shares related to the capital increase effectuated in May and June 2004; 3) Ch$61,014 million in loans obtained under the new syndicated credit agreement led by Deutsche Bank which was granted to AES Gener in order to re-finance TermoAndes and InterAndes' indebtedness; and 4) Ch$ 796 million in other positive financing flows.

Finally, investment activities resulted in a positive revenue cash flow of Ch$167,914 million, which positively compares with the negative flow of Ch$7,885 million during the first half of 2003. This difference of Ch$175,798 million is explained by: 1) higher collections from and less loans to related companies of Ch$170,374, related to the repayment of the intercompany account receivable in February 2004 with our parent company Inversiones Cachagua Ltda.; 2) Ch$6,681 million from lower loans to related companies; and 3) Ch$5,896 million from lower investments in financial instruments. These positive investment activities were offset by: 1) Ch$2,203 million in higher investments in fixed assets; 2) Ch$2,410 million in lower sales revenue from other investments; and 3) Ch$2,717 million in lower other investment activities.

VI. Analysis of Market Risk

The Company has no formal coverage policies for risks related to exchange and interest rates. However, management is constantly evaluating alternatives to determine the advantages of executing coverage contracts in order to minimize the above mentioned risks.

Interest rate

At June 30, 2004, 61% of AES Gener's long-term credit agreementsdebt obligations contained fixed rate interest terms and 39% contained variable interest rates. All of the Company's long-term debt obligations credit agreements at athat have variable interest rates were executed in US dollars and were are indexed to Libor. At the closing of the financial statements, the Company's interest exposure predominantly resulted from the following credit agreements: Chivor (US$260 million), AES Gener (US$84 million) and Energia Verde S.A. (US$23 million).

Exchange rate

At June 30, 2004, nearly 97% of our long-term obligations that accrue interest were exposed to exchange rate fluctuations between the US dollar and Chilean peso. The remaining 3% are obligations denominated in Chilean Unidades de Fomento or Ufs, which are exclusively related to Electrica Santiago's outstanding bond totaling 1,086,000 UF.

Other risks related to the electric market

Tariff setting: A significant part of AES Gener's revenue are related to the regulated node price set by the authorities every six months. In Chile, the principal components of the tariff setting formula used for the node price are expressed in US dollars which results in natural coverage for the fluctuation between the US dollar and the Chilean peso.

Fuel Price : As AES Gener is a company with a primarily thermoelectric generation mix, fuel price variations in fuels such as coal, natural gas and diesel may alter the Company's cost composition.

Electric regulation: In March 2004, the new Chilean electricity law was enacted. This law reduces the price adjustment band from 10% to 5% and clarifies the methodology for determining transmission costs, among other provisions. AES Gener estimates that transmission costs will not increase significantly as a result of the new law.

Natural Gas Supply Curtailments: In March 2004, the Argentine government issued certain resolutions which restrict natural gas exports to Chile. These restrictions, if permanent, may negatively affect prices operating costs in the markets in which AES Gener operates with a consequential impact on operating margins. Although to date, Chilean and Argentine authorities have implemented some moderating actions, the impact of these provisions is still uncertain.

The composition of operating revenue and costs in foreign currency at June 30 of each year is as follows:

Item	Currency	2004	2003
		%	%
Operating	Dollar (US$) (1)	97	97
Revenue	UF and Indexed Pesos	-	-
	Non-indexed Pesos	3	3

Operating	Dollar (US$)	69	65
Costs	UF and Indexed Pesos	26	26
	Non-Indexed Pesos	6	9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	September 7, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer